UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

  (Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:

Maiden Holdings, Ltd.

131 Front Street, 2nd Floor

Hamilton HM 12 Bermuda

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Leah Karfunkel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		5,500,470
Owned by	8	SHARED VOTING POWER:
Each
Trustee		1,292,130 (1)
With:	9	SOLE DISPOSITIVE POWER:

		5,500,470
	10	SHARED DISPOSITIVE POWER:

		1,292,130 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,792,600 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions):
IN

(1)	Leah Karfunkel disclaims beneficial ownership of 1,292,130 of these shares held by the HOD Foundation (“HOD”), a charitable foundation.

This Amendment No. 6 on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned to amend the Schedule 13D/A filing made on August 11, 2015. The purpose of this filing is to report the updated beneficial ownership percentage relating to her service as co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”) and as a result of the distribution of the Issuer’s Common Shares to Leah Karfunkel as beneficiary of Michael Karfunkel’s estate.  Except as specifically amended and supplemented by this Amendment No. 6, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 1.       Security and Issuer.

The title and class of equity security to which this Amendment No. 6 to Schedule 13D relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 131 Front Street, 2nd Floor, Hamilton HM12 Bermuda.

Item 2.       Identity and Background.

This report is being filed by Leah Karfunkel (the “Reporting Person”), with a business address of 59 Maiden Lane, New York, New York 10038. The Reporting Person is a citizen of the United States of America. The Reporting Person is a private investor.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.       Purpose of Transaction.

The purpose of this filing is to report the updated beneficial ownership percentage relating to her service as co-trustee of the Family Trust and as a result of the distribution of Common Shares to the Reporting Person as beneficiary of Michael Karfunkel’s estate after Mr. Karfunkel’s passing in April 2016.

The Family Trust holds 5,500,470 Common Shares. The Reporting Person and Barry Zyskind serve as co-trustees of the Family Trust. On June 20, 2016, the Reporting Person and Mr. Zyskind executed a Limited Power of Attorney pursuant to which Mr. Zyskind appointed the Reporting Person as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over 2,300,470 of the Common Shares held by the Family Trust, and the Reporting Person appointed Mr. Zyskind as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over 3,200,000 of the Common Shares held by the Family Trust.

On June 21, 2016, the Reporting Person, individually, received 3,200,000 Common Shares from Michael Karfunkel’s estate.

The Reporting Person is also a trustee of HOD, a charitable foundation, which holds 1,292,130 Common Shares. The Reporting Person disclaims beneficial ownership of the 1,292,130 Common Shares that she holds indirectly as a trustee of HOD.

Item 5.       Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owned 3,200,000 Common Shares held individually, 2,300,470 Common Shares as a result of serving as co-trustee of the Family Trust, and 1,292,130 Common Shares held by HOD. The Reporting Person disclaims beneficial ownership of the 1,292,130 Common Shares that she holds indirectly as a trustee of HOD.

(b)	As of the date hereof, the Reporting Person had sole voting and dispositive power with respect to 3,200,000 Common Shares held directly by the Reporting Person and 2,300,470 Common Shares as a result of serving as co-trustee of the Family Trust, and shared voting and dispositive power with respect to the 1,292,130 Common Shares held as a trustee of HOD.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Barry Zyskind and Leah Karfunkel executed a Limited Power of Attorney as authorized by the Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over 2,300,470 of the Common Shares held by the Family Trust, and Ms. Karfunkel appointed Mr. Zyskind as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over 3,200,000 of the Common Shares held by the Family Trust.

Item 7. Materials To Be Filed As Exhibits.

Exhibit 99.1 – Limited Power of Attorney, dated June 20, 2016, executed by Barry D. Zyskind and Leah Karfunkel.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2016

LEAH KARFUNKEL

By:	/s/ Leah Karfunkel